UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ____)*

                             Exide Technologies
-------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)
                                  302051206
                          ------------------------
                               (CUSIP Number)


                       Sandell Asset Management Corp.
                            40 West 57th Street
                                 26th Floor
                             New York, NY 10019
                Attention : Michael Fischer, General Counsel
                                212-603-5700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)


                              October 27, 2004
                             ------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

                                                             Page 2 of 27 Pages
                               SCHEDULE 13D

CUSIP No. 302051206


   1     NAME OF REPORTING PERSON

         Castlerigg Master Investments Ltd.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

   NUMBER OF        7    SOLE VOTING POWER

     SHARES                 0

  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY                1,799,218

      EACH          9    SOLE DISPOSITIVE POWER

   REPORTING                0

     PERSON


      WITH         10    SHARED DISPOSITIVE POWER

                            1,799,218

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,799,218

                                                             Page 3 of 27 Pages


  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%

  14     TYPE OF REPORTING PERSON

         CO

                                                             Page 4 of 27 Pages


   1     NAME OF REPORTING PERSON

         Sandell Asset Management Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

   NUMBER OF        7    SOLE VOTING POWER

     SHARES                 0

  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY                1,799,218

      EACH          9    SOLE DISPOSITIVE POWER

   REPORTING                0

     PERSON


      WITH         10    SHARED DISPOSITIVE POWER

                            1,799,218

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,799,218

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

                                                             Page 5 of 27 Pages


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%

  14     TYPE OF REPORTING PERSON

         CO

                                                             Page 6 of 27 Pages

   1     NAME OF REPORTING PERSON

         Castlerigg International Limited

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

   NUMBER OF        7    SOLE VOTING POWER

     SHARES                 0

  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY                1,799,218

      EACH          9    SOLE DISPOSITIVE POWER

   REPORTING                0

     PERSON


      WITH         10    SHARED DISPOSITIVE POWER

                            1,799,218

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,799,218

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

                                                             Page 7 of 27 Pages


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%

  14     TYPE OF REPORTING PERSON

         CO

                                                             Page 8 of 27 Pages


   1     NAME OF REPORTING PERSON

         Castlerigg International Holdings Limited

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

   NUMBER OF        7    SOLE VOTING POWER

     SHARES                 0

  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY                1,799,218

      EACH          9    SOLE DISPOSITIVE POWER

   REPORTING                0

     PERSON


      WITH         10    SHARED DISPOSITIVE POWER

                            1,799,218

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,799,218

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

                                                             Page 9 of 27 Pages

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%

  14     TYPE OF REPORTING PERSON

         CO

                                                            Page 10 of 27 Pages

   1     NAME OF REPORTING PERSON

         Thomas E. Sandell

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Sweden

   NUMBER OF        7    SOLE VOTING POWER

     SHARES                 0

  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY                1,799,218

      EACH          9    SOLE DISPOSITIVE POWER

   REPORTING                0

     PERSON


      WITH         10    SHARED DISPOSITIVE POWER

                            1,799,218

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,799,218

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

                                                            Page 11 of 27 Pages


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%

  14     TYPE OF REPORTING PERSON

         IN

                                                            Page 12 of 27 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $.01 per share, of Exide Technologies, a Delaware corporation ("Exide").

The principal executive offices of Exide are located at:



                  Crossroads Corporate Center
                  3150 Brunswick Pike, Suite 230
                  Lawrenceville, New Jersey 08648

ITEM 2. IDENTITY AND BACKGROUND

        (a).   NAME

The names of the persons filing this statement on Schedule 13D are:
Castlerigg Master Investments Ltd., a British Virgin Islands Company ("Castlerigg Master Investments"), Sandell Asset Management Corp., a British Virgin Islands Company ("SAMC"), Castlerigg International Limited, a British Virgin Islands Company ("Castlerigg International"), Castlerigg International Holdings Limited, a British Virgin Islands Company ("Castlerigg Holdings" and, collectively with Castlerigg Master Investments and Castlerigg International, the "Fund"), and Thomas E. Sandell, a citizen of Sweden ("Sandell") (together, the "Reporting Persons").

The shares of common stock beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

SAMC is the Investment Manager of the Fund. The controlling shareholder of SAMC is Sandell.

        (b). RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York, 10019.

                                                            Page 13 of 27 Pages

        (c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The Fund is a private investment fund whose investment objective is to achieve superior investment returns, focusing primarily on a global, event-driven investment strategy, including global, event-driven risk arbitrage, reorganizations, mergers, spin-offs, liquidations and distressed securities and other situations.

Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC, and Sandell (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

        (d), (e). CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons or the persons listed in Appendix III have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

        (f). CITIZENSHIP

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, and SAMC are British Virgin Islands companies.

Sandell is a citizen of Sweden.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Castlerigg Master Investments acquired 1,799,218 shares of the common stock of Exide (the "Shares"). The funds used to purchase the Shares were obtained from (and, if additional shares of Exide's common stock are purchased in the future, it is expected that such funds will also be obtained from) a combination of the general working capital of the investment entities managed by the Reporting Persons and margin account borrowings made in the ordinary course of business.

                                                            Page 14 of 27 Pages
ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the Shares is for investment purposes, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of Exide.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of Exide common stock or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Consistent with the investment purpose, representatives of SAMC have recently engaged in preliminary discussions with members of the board of directors of Exide, as well as with several shareholders of Exide, regarding Exide, including but not limited to its operations and board composition. The Reporting Persons may engage in further communications with one or more shareholders of Exide, one or more officers of Exide, one or more members of the board of directors of Exide and/or one or more representatives of Exide on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions SAMC might make may affect control of Exide and/or may relate to any of the following: changes to the board of directors or management of Exide, the merger, acquisition or liquidation of Exide, the divestiture of certain assets of Exide, a change in the present capitalization or dividend policy of Exide or a change in Exide's charter or by-laws.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a). The Reporting Persons as a group beneficially own 1,799,218 shares of Exide common stock. This comprises approximately 7.5% of the outstanding common stock of Exide.

        (b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of 1,799,218 shares of Exide common stock.

                                                            Page 15 of 27 Pages

        (c). A list of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

        (d).  N/A

        (e).  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None, other than as noted in Item 2 and Appendix II.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Appendix I: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Instruction C Person Information.

                                                            Page 16 of 27 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  November 5, 2004       CASTLERIGG MASTER INVESTMENTS LTD.


                                            By: Sandell Asset Management Corp.
                                                   As Investment Manager

                                                   By:/s/ Thomas E. Sandell
                                                   ------------------------
                                                   Thomas E. Sandell
                                                   Title: Director


                                       SANDELL ASSET MANAGEMENT CORP.


                                                   By:/s/ Thomas E. Sandell
                                                   ------------------------
                                                   Thomas E. Sandell
                                                   Title: Director


                                       CASTLERIGG INTERNATIONAL LIMITED


                                                   By:/s/ Thomas E. Sandell
                                                   ------------------------
                                                   Thomas E. Sandell
                                                   Title: Director


                                       CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                                   By:/s/ Thomas E. Sandell
                                                   ------------------------
                                                   Thomas E. Sandell
                                                   Title: Director


                                                   /s/ Thomas E. Sandell
                                                   ------------------------
                                                   Thomas E. Sandell